

April 16, 2013

Via E-mail
Thomas B. Mangas
CFO
Armstrong World Industries, Inc.
2500 Columbia Avenue
Lancaster, Pennsylvania 17603

> Re: **Armstrong World Industries, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2011**
>   **Filed February 27, 2012**
>   **Form 10-K for Fiscal Year Ended December 31, 2012**
>   **Filed February 27, 2013**
>   **File No. 1-2116**

Dear Mr. Mangas:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                             Sincerely,

                                             /s/ Terence O'Brien

                                             Terence O'Brien
                                             Accounting Branch Chief